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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                SCHEDULE 14D-9
                                (RULE 14d-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                     National Discount Brokers Group, Inc.
                           (Name of Subject Company)

                     National Discount Brokers Group, Inc.
                           (Name of Filing Persons)

                               ----------------

                    Common Stock, par value $ .01 per share
                        (Title of Class of Securities)

                               ----------------

                                  635646-10-2
                     (CUSIP Number of Class of Securities)

                               ----------------

                            Frank E. Lawatsch, Jr.
                 General Counsel and Executive Vice President
                     National Discount Brokers Group, Inc.
                           10 Exchange Place Centre
                                  15th Floor
                          Jersey City, NJ 07302-3913
                            Telephone: 201-946-4482
                            Facsimile: 201-946-4510

                                With a Copy To:

                          David G. Nichols, Jr., Esq.
                            Howard L. Shecter, Esq.
                          Morgan, Lewis & Bockius LLP
                                101 Park Avenue
                           New York, New York 10178
                            Telephone: 212-309-6000
                            Facsimile: 212-309-6273
         (Name, Address and Telephone Number of Persons authorized to
 Receive Notices and Communications on Behalf of the Person Filing Statement)

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is National Discount Brokers Group, Inc., a Delaware corporation ("NDB"). The address of the principal executive offices of NDB is 10 Exchange Place Centre, 15th Floor, Jersey City, New Jersey 07302-3913. The telephone number of the principal executive offices of NDB is (201) 946-2200.

  Securities. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, par value $.01 per share (the "Shares"), of NDB. As of October 24, 2000, there were 21,010,399 Shares outstanding.

Item 2. Identity And Background Of Filing Person.

  Name and Address. The name, business address and business telephone number of NDB, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  Tender Offer. This Schedule 14D-9 relates to the tender offer by Deutsche Bank AG ("Deutsche Bank"), an Aktiengesellschaft organized under the laws of the Federal Republic of Germany, through its wholly owned subsidiary, Deutsche Acquisition Corp. ("Purchaser"), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), dated October 24, 2000, to purchase all outstanding Shares not already owned by Deutsche Bank and its affiliates at a purchase price of $49.00 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 11, 2000 (the "Merger Agreement"), among Deutsche Bank, Purchaser and NDB as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of October 23, 2000 ("Amendment No. 1"). The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into NDB (the "Merger") and the separate corporate existence of Purchaser will thereupon cease. NDB shall be the surviving corporation (the "Surviving Corporation") in the Merger and shall continue its existence under the laws of the State of Delaware. After the Merger becomes effective in accordance with applicable law (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Deutsche Bank, Purchaser or any subsidiary of Deutsche Bank, Purchaser or NDB or held in the treasury of NDB, all of which shall be canceled without any consideration being exchanged therefor, and other than shares which are held by stockholders who exercise appraisal rights available under Section 262 of the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the Offer Price.

  The Schedule TO states that the principal executive office of Deutsche Bank is located at Taunusanlage 12, D-60325 Frankfurt am Main, Federal Republic of Germany, and the principal executive office of Purchaser is located at 31 West 52nd Street, New York, New York 10019.

Item 3. Past Contacts, Transactions, Negotiations And Agreements.

  Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of NDB, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between NDB or its affiliates and (i) NDB's executive officers, directors or affiliates or (ii) Deutsche Bank or Purchaser or their respective executive officers, directors or affiliates.

  The Merger Agreement. A summary of the Merger Agreement is contained in "THE TENDER OFFER, Section 10--The Merger Agreement and Stockholder Tender Agreement" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO and which is being mailed to stockholders together with this Schedule 14D-9. "THE TENDER OFFER, Section 10--The Merger Agreement and Stockholder Tender Agreement" of the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement and Amendment No. 1, which have been filed as Exhibits (e)(1) and (e)(2) hereto and are incorporated herein by reference.

  Equity Rights; Stockholder Tender Agreement. If the directors and executive officers of NDB who own Shares tender their Shares in the Offer or their Shares are acquired in the Merger, they will receive the Offer Price for their Shares on the same terms as the other public stockholders. Certain stockholders of NDB (other than Deutsche Bank and its affiliates), holding in the aggregate approximately 29% of the outstanding Shares, have agreed to tender their Shares in the Offer pursuant to the terms and conditions of a Stockholder Tender Agreement, a copy of which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference (the "Stockholder Tender Agreement"). A summary of the Stockholder Tender Agreement is contained in "THE TENDER OFFER, Section 10--The Merger Agreement and Stockholder Tender Agreement" of the Offer to Purchase.

  As of October 24, 2000, the directors and executive officers of NDB beneficially owned in the aggregate 3,739,764 Shares, including options to acquire Shares ("Options") that have been granted under any stock option or similar plan or agreement of NDB (the "Stock Option Plans"). Pursuant to the Merger Agreement, NDB is required to use its reasonable efforts to ensure that upon the Effective Time each Option shall be canceled and, in exchange therefor, each holder of such Option shall receive an amount in cash in respect thereof, if any, equal to the product of (i) the excess, if any, of $49.00 over the per share exercise price thereof and (ii) the number of shares subject thereto (such payment to be net of applicable withholding taxes). Options with an option exercise price equal to or greater than the offer price shall be canceled and, in exchange therefor, each holder of such Options shall receive $2.00 for each Share underlying such Options.

  Certain Information Concerning Employment Agreements and Executive and Director Compensation. Reference is made to the information contained under the captions "Compensation of Directors and Executive Officers" and "Compensation Committee Report on Executive Compensation" on pages 9 through 15 of NDB's definitive Proxy Statement dated September 6, 2000, relating to the 2000 annual meeting of stockholders of NDB. The foregoing portions of such Proxy Statement have been filed as Exhibit (e)(4) hereto and are incorporated herein by reference.

  Employee Retention Plan and Benefit Continuation. "SPECIAL FACTORS--Interest of Certain Persons" of the Offer to Purchase is incorporated herein by reference. Prior to the consummation of the merger, NDB will offer, or shall cause any of its applicable subsidiaries to offer, retention agreements to certain of their respective senior executives providing for, among other things, a retention bonus and minimum total compensation guarantee package per calendar year for the years 2001 and 2002 to the following executives in the corresponding amounts:

                                                                      Retention
                                                 2001/2002 Guaranteed   Stock
                        Name                      Compensation Total    Award
                        ----                     -------------------- ----------
     Arthur Kontos(1)...........................      $8,000,000      10,000,000
     Thomas W. Neumann(2).......................       5,000,000       5,000,000
     Denise S. Isaac............................         900,000         900,000
     Frank E. Lawatsch, Jr.(3)..................         800,000       1,000,000

--------
(1) All of Mr. Kontos' entitlements under the retention arrangements (including an additional $15 million payment) are subject to his prior written agreement to the termination of his current employment agreement and the National Discount Brokers Group, Inc. CEO Bonus Plan in which he currently participates, without any further liability or obligation of NDB.
(2) All of Mr. Neumann's entitlements under the retention arrangements are subject to his prior written agreement to the termination of the NDB Capital Markets CEO Bonus Plan in which he currently participates without any further liability or obligation of NDB.
(3) All of Mr. Lawatsch's entitlements under the retention arrangements are subject to his prior written agreement to the termination of his current employment agreement and change in control agreement without any further liability or obligation of NDB.

  In addition, it is contemplated that seven additional employees will enter into such agreements providing for, among other things, guaranteed annual compensation for calendar years 2001 and 2002 in an aggregate amount of $11,600,000 and retention stock awards granted under Deutsche Bank's share scheme valued at $10,950,000 in the aggregate. A form of the Retention Agreement is attached as Exhibit (e)(5) to the Schedule 14D-9 and is incorporated herein by reference.

  In addition, with effect from the Effective Time, Deutsche Bank will cause or permit NDB or its subsidiaries to grant equity awards under Deutsche Bank's share scheme in such amounts and to such employees as are reasonably determined in the discretion of NDB, subject to the approval of Deutsche Bank, which approval will not be unreasonably withheld; provided, however, that the total amount of such equity awards, with the amount of the equity awards for the selected employees described above, will not exceed $60,000,000.

  Indemnification; Directors' and Officers' Insurance. In the Merger Agreement, Deutsche Bank and Purchaser have agreed that all rights to indemnification existing in favor of the present or former directors, officers and employees of NDB or any of its subsidiaries as provided in NDB's Restated Certificate of Incorporation, as amended, or Bylaws, or the articles of organization, bylaws or similar documents of any of NDB's subsidiaries, or contracts to which NDB or any of its subsidiaries is a party, in each case, as in effect at the date of the Merger Agreement, with respect to matters occurring prior to and as of the Effective Time will survive the Merger and continue in full force and effect for a period of not less than the statute of limitations applicable to such matters, and Deutsche Bank agrees to cause the Surviving Corporation to comply fully with these obligations.

  The Merger Agreement further provides that the Surviving Corporation will cause to be maintained in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to and as of the Effective Time (but only in respect thereof), policies of directors' and officers' liability insurance covering the persons covered by NDB's existing directors' and officers' liability insurance policies and providing substantially similar coverage to such existing policies. The Surviving Corporation will not be required in order to maintain such directors' and officers' liability insurance policies to pay an annual premium in excess of 200 percent of the aggregate annual amounts paid by NDB at the date of the Merger Agreement to maintain the existing policies (which amount was $122,936); and provided further that, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 200 percent of such amount, the surviving corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200 percent of such amount.

  The indemnification and directors' and officers' insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified thereunder (whether or not parties to the Merger Agreement).

  The Merger Agreement further provides that, in the event Deutsche Bank or any of its successors or assigns or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Deutsche Bank or the Surviving Corporation, as applicable, assume the obligations set forth above.

  Employee Matters. The Merger Agreement provides that prior to the Effective Time, except as set forth below, NDB will, and will cause its subsidiaries to, and from and after the Effective Time, Deutsche Bank will, and will cause the Surviving Corporation to, honor, in accordance with their terms the existing employment and change in control agreements between NDB or any of its subsidiaries and any officer, director or employee of NDB or any of its subsidiaries disclosed to Deutsche Bank.

  Deutsche Bank currently intends to cause the Surviving Corporation and its subsidiaries, until the first anniversary of the Effective Time, to provide pension and welfare benefits to their employees (considered as a group) (excluding employees covered by collective bargaining agreements and excluding benefits that are contingent on a change in control or that are based on the value of, or require the issuance of, securities) during the period of any such employee's continued employment, under any employment, consulting, severance, termination, change in control, retention, incentive or deferred compensation, bonus, stock option or other equity based, fringe benefit or other employee benefit plan, program, arrangement, agreement or commitment (collectively, "Plans") currently maintained by Deutsche Bank or its subsidiaries (such Plans, collectively, "Deutsche Bank Plans"), which benefits will be in the aggregate substantially comparable to those provided as of the date of the Merger Agreement pursuant to any Plan maintained by NDB and its subsidiaries in the aggregate to such employees; provided, however, that such intention shall not be deemed to constitute an amendment of any employee benefit plan, program or arrangement or to prevent the Surviving Corporation or any of its subsidiaries from making any change in any plan, program or arrangement, including any change required by law or deemed necessary or appropriate to comply with applicable law or regulation or to create in any employee or former employee of NDB or any of its subsidiaries any rights to employment or continued employment with Deutsche Bank, the Surviving Corporation or any subsidiary or affiliate thereof or infringe upon the right of any such entity to terminate the employment of any such employee for any reason or no reason.

  The Merger Agreement also provides that NDB will take, or cause to be taken, all action necessary, as promptly after the date of the Merger Agreement as reasonably practicable, (i) to amend any Plans, other than the Stock Option Plans, maintained by NDB or any of its subsidiaries to eliminate, as of the date of the Merger Agreement, all provisions for the purchase or grant of Shares directly from or by NDB or any of its subsidiaries or securities of any subsidiary and (ii) in the case of the Stock Option Plans, to amend such Stock Option Plan to eliminate, as of the date of the Merger Agreement, all provisions thereof that provide for any automatic grant of any awards or other rights under any such Stock Option Plan, including the grant of any "progressive stock options" within the meaning of any such Stock Option Plan. In addition, prior to the Effective Time, NDB will not, and will not permit any of its officers, directors or other employees to, authorize the extension of any loan pursuant to the terms of any of the Stock Option Plans or otherwise in connection with any Options to acquire Shares that have been granted under the Stock Option Plans.

  The Merger Agreement further provides that to the extent that employees of NDB or any of its subsidiaries become eligible to participate in any Deutsche Bank Plans following the Effective Time, Deutsche Bank will, and will cause the surviving corporation to (i) cause service rendered by such employees prior to the Effective Time to be taken into account for (x) vesting and eligibility purposes (but not for purposes of benefit accrual or calculation) under Deutsche Bank Plans, other than the severance plan of Deutsche Bank, to the same extent as such service was taken into account under the corresponding Plans of NDB and its subsidiaries for those purposes and (y) for purposes of vesting, eligibility and benefit calculation under the severance plan of Deutsche Bank, (ii) waive any pre-existing condition limitations under any Deutsche Bank Plan that is a health plan for any condition of any such employee (or the dependent of any such employee) for which such individual would have been entitled to coverage under the corresponding Plan of NDB or its subsidiaries in which such individual participated immediately prior to the Effective Time and (iii) give such employees credit under the applicable Deutsche Bank Plans for co-payments made and deductibles satisfied by such employees prior to the Effective Time under a corresponding Plan of NDB or its subsidiaries for the applicable plan year that includes the Effective Time.

  The Merger Agreement also provides that no later than five business days prior to its distribution, NDB and its subsidiaries will provide Deutsche Bank and Purchaser with a copy of any communication intended to be made to any of their respective employees relating to the transactions contemplated thereby, and will provide an opportunity for Deutsche Bank and Purchaser to make reasonable revisions thereto.

Item 4. The Solicitation Or Recommendation.

  Recommendation. The NDB Board of Directors (other than Deutsche Bank's representative, who was absent and did not vote) unanimously approved the Offer and the Merger and determined that the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, are advisable and fair to, and in the best interests of, NDB's stockholders (other than Deutsche Bank and its wholly owned subsidiaries) and recommends that such stockholders accept the Offer and, if stockholder approval of the Merger is required by law, vote for the approval and adoption of the Merger Agreement.

  A joint press release of Deutsche Bank and NDB announcing the approval by the NDB Board of Directors of the Merger Agreement and recommendation of the Offer and the Merger and a letter from NDB's Chief Executive Officer to NDB's stockholders are filed herewith as Exhibits (a)(1)(F) and (a)(1)(G), respectively, and are incorporated herein by reference.

  Reasons. The information contained under the captions "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS-- Recommendation of the NDB Board of Directors; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of U.S. Bancorp Piper Jaffray" and "SPECIAL FACTORS--Purpose and Effects of the Offer and the Merger" of the Offer to Purchase, describing the nature and the reasons for the recommendation of the Board with respect to the Offer, is incorporated herein by reference. The full text of the written opinion of U.S. Bancorp Piper Jaffray Inc., dated October 11, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Schedule I hereof and is incorporated by reference herein.

  Intent to Tender. To the knowledge of NDB after reasonable inquiry, all executive officers and directors of NDB will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Options), and those affiliates of NDB that are parties to the Stockholder Tender Agreement will tender pursuant to the Offer those Shares that are subject to the Stockholder Tender Agreement. Shares held by the subsidiaries of NDB will not be tendered pursuant to the Offer but will be canceled without any consideration being exchanged therefor at the Effective Time pursuant to the terms and conditions of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets, Retained, Employed, Compensated Or Used.

  The information contained under the captions "SPECIAL FACTORS--Opinion of U.S. Bancorp Piper Jaffray" to the extent describing the engagement of U.S. Bancorp Piper Jaffray as financial advisor to NDB and the compensation to be paid to U.S. Bancorp Piper Jaffray in such capacity, and the information contained in "THE TENDER OFFER, Section 14--Fees and Expenses" of the Offer to Purchase, is incorporated herein by reference.

  Under the terms of an engagement letter dated September 25, 2000, NDB has agreed to pay U.S. Bancorp Piper Jaffray a fee equal to $3,000,000 upon consummation of an acquisition of NDB, for U.S. Bancorp Piper Jaffray's financial advisory services. NDB also agreed to pay U.S. Bancorp Piper Jaffray $1,000,000 for rendering its opinion, which will be credited against payment of the fee for financial advisory services. The contingent nature of the financial advisory fee may have created a potential conflict of interest in that NDB would be unlikely to consummate the transaction unless it had received the opinion of U.S. Bancorp Piper Jaffray. Whether or not the transaction is consummated, NDB has agreed to pay the reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray, and to indemnify U.S. Bancorp Piper Jaffray, to the full extent lawful, against liabilities incurred. These liabilities include liabilities under the Federal securities laws in connection with the engagement of U.S. Bancorp Piper Jaffray by the NDB Board of Directors.

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

  In addition, pursuant to the terms of an engagement letter dated September 25, 2000, Credit Suisse First Boston ("CSFB") agreed to assist NDB in screening interested prospective purchasers of NDB and evaluating any acquisition proposals received from such potential purchasers for a fee of $2,000,000 payable by NDB to CSFB at the Effective Time. NDB did not request, and CSFB did not deliver to the NDB Board of Directors, any written presentation or opinion as to the fairness of the consideration to be received by the stockholders of NDB in the Offer and the Merger.

  The following is an estimate of the total fees and expenses to be incurred by NDB in connection with the Offer and the Merger:

     Financial Advisory Fees........................................ $5,100,000
     Legal Fees.....................................................    500,000
     Printing.......................................................     50,000
     Miscellaneous..................................................     25,000
       TOTAL FEES AND EXPENSES...................................... $5,675,000

  Except as set forth above, NDB will not pay any fees or commissions to any broker, dealer or other person for making solicitations or recommendations in connection with the Offer and the Merger.

  Except as set forth above, neither NDB nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest In Securities Of The Subject Company.

  During the 60 days preceding the date of this Schedule 14D-9, neither NDB nor any executive officer, director, affiliate or subsidiary of NDB effected any transactions in the Shares, except for John P. Duffy who donated an aggregate of 11,528 Shares on October 12, 2000, to certain charitable institutions and non-profit organizations.

Item 7. Purposes Of The Transaction And Plans Or Proposals.

  Except as set forth in this Schedule 14D-9, NDB is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of NDB's securities by NDB, any subsidiary of NDB or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving NDB or any subsidiary of NDB; (iii) a purchase, sale or transfer of a material amount of assets of NDB or any subsidiary of NDB; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of NDB. Additionally, the information set forth in "SPECIAL FACTORS--Purpose and Effects of the Offer and the Merger," and "SPECIAL FACTORS--Plans for NDB" of the Offer to Purchase is incorporated herein by reference.

  Except as set forth in this Schedule 14D-9 with respect to the Offer and the Merger, there are no transactions, resolutions of the NDB Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

  Delaware General Corporation Law

  Stockholder Approval. NDB has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by NDB and the consummation by NDB of the transactions contemplated by the Merger Agreement and the Stockholder Tender Agreement have been duly and validly authorized by the NDB Board of Directors, and no other corporate proceedings on the part of NDB are necessary to authorize the Merger

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Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval and adoption of the Merger Agreement (within the meaning of Section 251 of the DGCL) by the holders of a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions contained in Section 253 of the DGCL). In the event that there are validly tendered in the Offer and not properly withdrawn that number of Shares which, together with any Shares then beneficially owned by Purchaser or Deutsche Bank or any of their respective affiliates, represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase, the Purchaser will have sufficient voting power to cause the approval of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders of NDB.

  Short-Form Merger. Section 253 of the DGCL provides that, if the parent corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the merger of the subsidiary corporation and the parent corporation may be effected by a resolution adopted and approved by the board of directors of the parent corporation and the appropriate filings with the Delaware Secretary of State, without any action or vote on the part of the stockholders of the subsidiary corporation. Under the DGCL, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger without a vote of the stockholders of NDB. In such event, Deutsche Bank, Purchaser and NDB have agreed in the Merger Agreement to take all necessary and appropriate action to cause the merger to become effective as soon as practicable after such acquisition, without a meeting of NDB's stockholders. In the event that less than 90% of the Shares then outstanding on a fully diluted basis are tendered pursuant to the Offer, Purchaser may extend the Offer for up to 10 business days, or may include a subsequent offering period of between three and 20 business days pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended, so that the Merger may be consummated as described in this paragraph.

  State Takeover Laws. A number of states (including Delaware, where NDB is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

  Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The NDB Board of Directors has irrevocably taken all necessary steps to render Section 203 of the DGCL inapplicable to Deutsche Bank and Purchaser with respect to the Merger, the Stockholder Tender Agreement and the acquisition of Shares pursuant to the Offer.

  Appraisal Rights. No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of NDB who have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under Section 262 of the DGCL, dissenting stockholders of NDB who comply with the applicable statutory procedures will be entitled to a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

  The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

  Regulatory Approvals

  Antitrust Compliance. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration or earlier termination of a 15-calendar-day waiting period following the filing by Purchaser of a Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") or the U.S. Federal Trade Commission (the "FTC"). Purchaser expects to make its filing with the Antitrust Division and the FTC on or about October 31, 2000. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Purchaser, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Purchaser. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, at the sole discretion of Purchaser, be extended and, in any event, the purchase of and any payment for Shares will be deferred until the Expiration Date. Unless the Offer is extended, any extension of the waiting period may not give rise to any additional withdrawal rights not otherwise provided by applicable law.

  In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of NDB. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Purchaser or its subsidiaries, or of NDB or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. Purchaser believes that consummation of the Offer would not violate any antitrust laws; however, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any other person, Purchaser may not be obligated to consummate the Offer.

  Broker-Dealer Regulations. Because NDB owns registered broker-dealers, Deutsche Bank and NDB must make certain filings with, or give notifications to, a number of U.S. Federal, state and foreign governmental and self-regulatory agencies, and securities and other exchanges, before the Offer and the Merger are completed.

  Other Applications and Notices. Deutsche Bank and NDB conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the Offer and the Merger. Deutsche Bank and NDB are currently in the process of reviewing whether other filings or approvals may be required or desirable in other jurisdictions. Deutsche Bank and NDB have no reason to believe that any of these requirements cannot be satisfied within the time period contemplated by the Merger Agreement, but they may not complete some of these filings or obtain some of these approvals, which may not, as a matter of practice, be required to be obtained prior to the closing of a tender offer or the effectiveness of a merger transaction, prior to the closing of the Offer or the effectiveness of the Merger.

  Other Governmental Actions. Purchaser is not required to purchase any Shares in the Offer if, there shall have been threatened, instituted or pending any action, proceeding or counterclaim by or before any foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority, agency, commission, tribunal or body, or non-governmental regulating body to the extent that the rules, regulations or orders of such body are binding upon NDB or otherwise have the effect of law, which challenges the making of the Offer or the acquisition by Purchaser of the Shares pursuant to the Offer or the consummation of the Merger, or seeks to obtain any material damages, or seeks to, directly or indirectly, (i) make the acceptance for payment of, or payment for or purchase of some or all of the Shares pursuant to the Offer illegal, or otherwise restrict or prohibit or make materially more costly the consummation of the Offer or the Merger, (ii) restrict the ability of Purchaser to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer or to effect the Merger, (iii) render Purchaser unable to accept for payment or pay for or purchase some or all of the Shares pursuant to the Offer, (iv) impose material limitations on the ability of Deutsche Bank, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the stockholders of NDB, (v) require the divestiture by Deutsche Bank, Purchaser or any of their respective subsidiaries or affiliates of any Shares, or require Purchaser, Deutsche Bank, NDB, or any of their respective subsidiaries or affiliates to dispose of or hold separate all or any material portion of their respective businesses, assets or properties or impose any material limitations on the ability of any of such entities to conduct their respective businesses or own such assets, properties or Shares or on the ability of Deutsche Bank or Purchaser to conduct the business of NDB and its subsidiaries and own the assets and properties of NDB and its subsidiaries, (vi) impose any material limitations on the ability of Deutsche Bank, Purchaser or any of their respective subsidiaries or affiliates effectively to control the business or operations of NDB, Deutsche Bank, Purchaser or any of their respective subsidiaries or affiliates, or (vii) result in a material reduction in the benefits expected to be derived by Purchaser, Deutsche Bank or any of their respective subsidiaries and affiliates as a result of the Offer or the Merger.

  Legal Proceedings

  Two purported class actions have been filed in the Court of Chancery in and for New Castle County, Delaware. The complaints allege generally that NDB's directors breached their fiduciary duties by failing to conduct an adequate process and by agreeing to a transaction that favors management's interests and fails to maximize the value of the Shares. The complaints further allege that the value of the Shares is materially greater than the Offer Price. Each complaint seeks certification of a plaintiff class, declaratory and injunctive relief with respect to the transaction, unspecified compensatory damages and attorneys' fee and costs. In addition to naming the directors as defendants, the complaints name NDB as a defendant and one of the complaints names Deutsche Bank alleging that it aided and abetted the alleged breach of fiduciary duties. The complaints are entitled: Whitney v. National Discount Brokers Group, Inc., et al., C.A. No. 18421NC and Crandon Capital Partners v. Kontos, et al., C.A. No. 18422NC. NDB believes the actions are without merit and intends to defend them vigorously.

Item 9. Exhibits.

 (a)(1)(A) Offer to Purchase, dated October 24, 2000 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on October 24, 2000).*

 (a)(1)(B) Letter of Transmittal (incorporated herein by reference to Exhibit
           (a)(1)(B)
           to the Schedule TO of Purchaser filed on October 24, 2000).*

 (a)(1)(C) Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser filed on October
           24, 2000).*

 (a)(1)(D) Letter to Brokers, Dealers and Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit
           (a)(1)(D) to the Schedule TO of Purchaser filed on October 24,
           2000).*

 (a)(1)(E) Letter from Brokers, Dealers and Commercial Banks, Trust Companies and other Nominees to Clients (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser filed on October
           24, 2000).*

 (a)(1)(F) Joint Press Release of Deutsche Bank and NDB, dated October 12, 2000
           (incorporated herein by reference to the preliminary
           Solicitation/Recommendation Statement on Schedule 14D-9 of NDB filed on October 12, 2000).

 (a)(1)(G) Chief Executive Officer's Letter to Stockholders of NDB, dated
           October 24, 2000.*

 (a)(5)(A) Complaint of George Whitney III against NDB, Russell C. Horowitz,
           Charles T. Kellogg, James H. Lynch, Jr., Arthur Kontos, Ralph N. Del
           Deo, John P. Duffy, Dennis Marino, Thomas Neumann and Deutsche Bank, filed in the Court of Chancery, New Castle County, Delaware on
           October 16, 2000 (incorporated herein by reference to Exhibit
           (a)(5)(A) to the Schedule TO of Purchaser filed on October 24,
           2000).

 (a)(5)(B) Complaint of Crandon Capital Partners against Arthur Kontos, James
           H. Lynch, Dennis Marino, Thomas W. Neumann, Kevin Parker, Charles
           Kirkland Kellogg, John P. Duffy, Ralph N. Del Deo, Russell C.
           Horowitz and NDB, filed in the Court of Chancery, New Castle County,
           Delaware on October 16, 2000 (incorporated herein by reference to Exhibit (a)(5)(B) to Schedule TO of Purchaser filed on October 24,
           2000).

 (e)(1)    Agreement and Plan of Merger, dated as of October 11, 2000, among
           Deutsche Bank, Purchaser and NDB (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on October
           24, 2000).

 (e)(2)    Amendment No. 1 to Agreement and Plan of Merger, dated as of October
           23, 2000, among Deutsche Bank, Purchaser and NDB (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on October 24, 2000).

 (e)(3)    Stockholder Tender Agreement, dated as of October 11, 2000, among
           Purchaser and certain stockholders of NDB (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed on October 24, 2000).

 (e)(4)    Pages 9 through 15 of NDB's definitive Proxy Statement dated
           September 6, 2000 (incorporated by reference to the definitive Proxy
           Statement of NDB filed on September 5, 2000).

 (e)(5) Form of Retention Agreement to be entered into by NDB and certain executive officers and other employees of NDB or its subsidiaries prior to the Effective Time (incorporated herein by reference to Exhibit (e)(1) to the Schedule TO of Purchaser filed on October 24,
           2000).

 (g)       None.

--------
* Included in copies mailed to stockholders of NDB.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I, in my capacity as a duly authorized officer, certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2000

                                          NATIONAL DISCOUNT BROKERS GROUP,
                                           INC.

                                              /s/ Arthur Kontos
                                          By: _________________________________
                                             Name: Arthur Kontos
                                             Title:  Chief Executive Officer

                                                                     SCHEDULE I

[USbancorp Piper Jaffray]

October 11, 2000
Board of Directors
National Discount Brokers Group, Inc.
10 Exchange Place Centre
Jersey City, NJ 07302

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than Deutsche Bank AG and any of its wholly owned subsidiaries) of common stock of National Discount Brokers Group, Inc. (the "Company") of the consideration to be received by holders of common stock in the Transaction described below, pursuant to an Agreement and Plan of Merger to be dated as of October 11, 2000 (the "Agreement"), among the Company, Deutsche Bank AG ("Purchaser") and Deutsche Acquisition Corp. ("Acquisition"), a wholly owned subsidiary of Purchaser. The Agreement provides for the commencement by Purchaser of a tender offer (the "Tender Offer") to purchase shares of Company common stock outstanding at a price of $49.00 per share, net to the seller in cash (the "Offer Price") and the subsequent merger (the "Merger") of Acquisition into the Company in which the remaining shares of Company common stock will be converted and exchanged for cash equal to the Offer Price. The Tender Offer and the Merger are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement.

  U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. U.S. Bancorp Piper Jaffray Inc. is entitled to an additional fee in the event of consummation of the Transaction. We make a market in and provide research on the common stock of the Company. We acted as a co-lead manager of the Company's June 1999 common stock public offering for which we received a customary fee. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

  In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) the draft dated October 11, 2000 of the Agreement, (ii) certain publicly available financial, operating and business information related to the Company, (iii) certain internal financial information of the Company prepared for financial planning purposes and furnished by the management of the Company, (iv) certain publicly available market and securities data of the Company, and (v) to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which the Company operates and financial data of selected public companies deemed comparable to Company. We had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for both the Company on a stand-alone basis and as combined with Purchaser as a result of the Transaction.

  We have relied upon and assumed the accuracy, completeness and fairness of presentation of the financial statements and accuracy and completeness of the other information provided to us by the Company or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the management of the Company that the information provided to us as set forth above by the Company has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that the Company is not a party to or contemplating any material pending transaction, including external financing, recapitalizations and acquisitions, other than the Transaction, or in the ordinary course of business.

  In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any owned or leased real estate, or any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which the Company or its respective affiliates are a party or may be subject and our opinion makes no assumption concerning and therefore does not consider the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that the Transaction will be taxable for federal income tax purposes to the holders of Company common stock.

  This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company common stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

  This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company regarding whether to tender shares of common stock in the Tender Offer or how to vote in the Merger. We have not been authorized by the Board of Directors of the Company to solicit other purchasers for the Company or alternative transactions to the Transaction. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. This opinion shall not be published or otherwise used, nor shall any public references to us be made without our prior written approval. However, notwithstanding the foregoing, we consent to inclusion of this opinion in the Schedule TO, Schedule 13E-3 and Schedule 14D-9 relating to the Tender Offer and the proxy statement (if any) relating to the Merger, in accordance with the terms of our engagement by the Company.

  Our opinion addresses solely the fairness of the cash consideration to be paid to stockholders of the Company (other than Deutsche Bank AG and its wholly owned subsidiaries) in the Transaction and does not address any other term or agreement relating to the Transaction, or the ability of Purchaser to finance or otherwise successfully consummate the Transaction.

  Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the cash consideration proposed to be paid in the Tender Offer and the Merger to the Company's stockholders pursuant to the Agreement is fair, from a financial point of view, to such stockholders (other than Deutsche Bank AG or any of its wholly owned subsidiaries) as of the date hereof.

                                          Sincerely,

                                          /s/ U.S. Bancorp Piper Jaffray Inc.

                                          U.S. Bancorp Piper Jaffray Inc.

                                       2